Exhibit 99.78

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Dated: April 25, 2018

Introduction

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). All figures are stated in Canadian dollars unless otherwise stated and comparative figures are for the three months ended December 31, 2016, or from incorporation (January 9, 2016) to December 31, 2016.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments During the Year Ended December 31, 2017

3)             Outlook for 2018

4)             Portfolio of Gold Stream and Royalty Interests owned by Maverix as at December 31, 2017

5)             Summary of Annual Results

6)             Summary of Quarterly Results

7)             Non-IFRS and Other Measures

8)             Liquidity and Capital Resources

9)             Off-Balance Sheet Arrangements

10)      Exploration and Evaluation Properties

11)      Transactions with Related Parties

12)      Critical Accounting Estimates and Judgements

13)      Financial Instruments

14)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or Stream, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine. Net Smelter Return (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty or Royalties”) interests are non-operating interests in mining projects that provide the right of the holder to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR).

The Company’s business strategy is to acquire existing Gold Streams and Royalty interests or to finance projects that are in production or in the development stage in exchange for Gold Streams or Royalty interests. In the ordinary course of business, we engage in a continual review of opportunities to acquire existing Gold Stream or Royalty interests, to establish new Streams on operating mines, to create new Royalty or Gold Stream interests through the financing of mine development or exploration, or to acquire companies that hold Gold Stream and Royalty interests. The Company currently has 27 Gold Streams and Royalties, of which 10 of the underlying mines are producing.

The Company’s common shares trade on the TSX Venture Exchange under the trading symbol “MMX”.

2.              Highlights and Key Accomplishments During the Year Ended December 31, 2017

Financial and Operating:

•                  Record attributable gold equivalent production and total revenue for the fourth quarter and full year 2017;

•                  Revenue for the three months and year ended December 31, 2017 was $7.1 million and $19.5 million, respectively;

•                  Operating cash flow for the three months and year ended December 31, 2017 was $5.3 million and $14.6 million, respectively, excluding changes in non-cash working capital1;

•                  Net income for the three months and year ended December 31, 2017 was $1.1 million and $2.7 million, respectively;

•                  Attributable gold equivalent ounces sold for the three months and year ended December 31, 2017 were 4,3611 ounces and 11,9651 ounces, respectively, excluding approximately 2,000 ounces of gold produced but not yet payable from the Company’s La Colorada Gold Stream; and

•                  Average cash cost per attributable gold equivalent ounce sold for the three months and year ended December 31, 2017 was $1511 and $1661, respectively.

Strategic:

CEF Financing and Exercise of Participation Rights By Pan American

On August 17, 2017 (the “Closing Date”), the Company closed a US$20.0 million senior secured term loan facility (the “Loan Facility”) with CEF (Capital Markets) Limited (“CEF”) and concurrently issued 5,000,000 common shares for gross proceeds of $6.8 million. Pursuant to the terms of the Loan Facility, US$10.0 million was advanced on closing and the Company may draw down the remaining US$10.0 million any time prior to August 17, 2019. The Loan Facility has a three-year term and will bear a cash interest rate component of five percent (5%) per annum plus an equity interest component of three percent (3%) per annum, payable in common shares of the Company. A two percent (2%) standby fee will be applied to the undrawn portion of the Loan Facility. The Loan Facility may be repaid in full without penalty any time prior to the maturity on August 17, 2020. Pursuant to the terms of the Loan Facility, Maverix paid to CEF an establishment fee on the Closing Date and will pay an anniversary fee at the earlier of the first anniversary date or the repayment date of the Loan Facility, such payments consisting of 900,000 common shares of the Company. Concurrently, pursuant to a Shareholder Agreement with Pan American Silver Corp. (“Pan American”), Pan American exercised certain anti-dilution rights and subscribed for 2,317,000 common shares of the Company for gross proceeds of $3.1 million.

Karma Mine Royalty Acquisition

In November 2017, the Company entered into a binding Royalty Purchase Agreement pursuant to which Maverix acquired a previously existing 2.0% net smelter return royalty from a third party on Endeavour Mining Corporation’s (“Endeavour”) interest in the Karma gold mine (“Karma”) for consideration of $25.9 million (US$20.0 million) in cash. Karma is an operating gold mine located in north-central Burkina Faso, near the city of Ouahigouya and is 90% owned by Endeavour. For more information on the Karma gold mine refer to www.endeavourmining.com.

Silvertip Mine Royalty Acquisition

In April 2017, the Company entered into a Royalty Purchase and Sale Agreement with 0875786 B.C. Ltd. (the “Seller”), a wholly owned subsidiary of Silvercorp Metals Inc., pursuant to which Maverix agreed to acquire from the Seller a 2.5% NSR royalty from production of all metals and other materials, less allowable deductions, on the Silvertip mine, for up to 6,600,000 common shares of Maverix payable as follows:

•                  3,800,000 common shares of Maverix on closing (issued); and

•                  2,800,000 common shares of Maverix when the Silvertip mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

The Silvertip mine is located in northern British Columbia, approximately 16 km south of the Yukon border and 90 km southwest of Watson Lake. The Silvertip mine was acquired by Coeur Mining, Inc. (“Coeur”) on October 17, 2017

1 Refer to section on non-IFRS and other measures of this MD&A.

for consideration of up to US$250 million. Coeur recently reported that it intends to invest US$25 – US$35 million in surface infrastructure, accelerated underground development and drilling and mill optimization over a six-month period and expects to recommence commercial production during the first half of 2018. For more information on the Silvertip mine refer to www.coeur.com.

Florida Canyon Mine and Beta Hunt Mine Royalty Acquisitions

In February 2017, the Company entered into a Royalty Purchase and Sale Agreement with Resource Income Fund, L.P. (“RIF”), pursuant to which Maverix agreed to:

•                  acquire two NSR royalty contracts, one on the Florida Canyon mine and one on the Beta Hunt mine from RIF;

•                  issue to RIF a total of 8,500,000 common shares from its treasury; and

•                  pay to RIF US$5.0 million in cash.

Florida Canyon NSR Royalty (Nevada, USA) - a 3.25% NSR royalty payable quarterly by Rye Patch Gold Corporation (“Rye Patch”) on revenue from production of all metals and other materials, less allowable deductions, from the Florida Canyon open pit heap leach gold mine located in Pershing Co., Nevada, United States.

Beta Hunt Gold and Nickel NSR Royalties (Western Australia, Australia) - a 1.5% NSR royalty payable quarterly on all gold production, and a 0.5% NSR royalty payable quarterly on all revenue from nickel production, less allowable deductions, from certain tenements at the underground Beta Hunt mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt royalties (gold and nickel) are payable by RNC Minerals.

Disposal and Impairment of Jojoba NSR Royalty

The Company previously held a 2% NSR royalty on the exploration stage Jojoba gold and silver project owned by Metallōrum Holding S.A.P.I. de C.V., a private Mexican company. During April 2017, the Company sold its Jojoba Project NSR Royalty for gross proceeds of US$0.8 million. The difference between the gross proceeds of $1.0 million (US$0.8 million) and the carrying value of the Jojoba Project NSR Royalty of $1.5 million was recognized as an impairment during the year ended December 31, 2017.

3.              Outlook for 20181

Based on the Company’s existing Gold Streams and Royalties, attributable Gold Equivalent Production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2018 is forecasted to be between 16,500 and 18,500 Attributable Gold Equivalent ounces and total revenue is expected to be between $26.0 million and $30.0 million, assuming a gold price of US$1,300 per ounce.

Approximately 95% of total revenue is expected to be derived from gold and silver.

4.              Portfolio of Gold Streams and Royalty Interests Owned by Maverix as at December 31, 2017

As at December 31, 2017, the Company owned two Gold Streams, one on a producing property in Mexico and one on a development stage property, also in Mexico, and 25 Royalties. Nine of the Royalties are on producing properties, including four in Australia, one in Burkina Faso, one in Mexico, one in the United States, two in Canada, and one in Chile. In addition, the Company owns a number of Royalties on development and exploration/evaluation stage projects in Australia, Mexico, United States, Canada, Peru, Dominican Republic, Democratic Republic of Congo, French Guiana and Argentina. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Gold Stream and Royalty interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Primary Properties:

Karma Mine NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated by Endeavour.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

La Colorada Mine Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American, at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC Minerals.

Florida Canyon NSR Royalty (Nevada, USA)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Rye Patch.

Silvertip Mine NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose silver and gold mine operated by Fortuna Silver Mines Inc.

Moose River Consolidated NSR Royalty (Nova Scotia, Canada)

The Company has a 3% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold mine owned by Atlantic Gold Corporation (“Atlantic Gold”). The NSR royalty is subject to an option held by Atlantic Gold to buy back 2% of the NSR royalty for a cash payment of $2.5 million.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic)

The Company has a 1.25% NSR royalty on all metals produced from the Romero development project owned by GoldQuest Mining Corp.

5.              Summary of Annual Results

Year or Period Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Statement of Income (Loss) and Comprehensive Income (Loss)
Gold Sales	$3,859	$1,014
Royalty revenue	15,664	1,335
Total revenue	19,523	2,349
Cash flow from (used in) operating activities	6,784	(355)
Net income (loss)	2,683	(8,323)
Basic income (loss) per share	0.02	(0.20)
Diluted income (loss) per share	$0.02	$(0.20)

Non-IFRS and Other Measures[1]
Attributable Gold Equivalent ounces sold	11,965	1,404
Average realized gold price per Attributable Gold Equivalent ounce	$1,632	$1,673
Average cash cost per Attributable Gold Equivalent ounce sold	166	369
Cash flow from operating activities, excluding changes in non-cash working capital	$14,638	$(1,932)

Statement of Financial Position
Total assets	$152,643	$113,953
Total non-current liabilities	$11,908	$—

Year Ended December 31, 2017 Compared to the Period from January 9, 2016 to December 31, 2016

For the year ended December 31, 2017, net income and cash flow from operations were $2.7 million and $6.8 million, respectively, compared with a net loss and cash flow used in operations of $(8.3) million and $(0.4) million for period from January 9, 2016 to December 31, 2016. The meaningful increase in both net income and cash flow was attributable to a combination of factors, including:

•                  the Company acquired a number of Gold Streams and Royalties as part of the transaction that launched Maverix as a royalty and streaming company in July 2016 and subsequently acquired a number of new paying Royalties in December of 2016, which have now contributed a full year of royalty revenue for the Company in 2017;

•                  the Company then acquired a number additional cash flowing royalties in February, April and November of 2017, which are discussed in the Highlights and Key Accomplishments section above;

Partially offset by:

•                  both net income and cash flow from operations being reduced by the cost of acquiring the gold with respect to the Company’s paying Gold Stream and net income by depletion recorded for the attributable production received by the Company during the period of $2.0 million and $8.6 million, respectively; and

•                  both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $1.5 million and net income being reduced by share based compensation of $2.0 million due to the increase in general and administrative and corporate development expenses of the Company to acquire and then manage its growing portfolio.

1 Refer to section on non-IFRS and other measures of this MD&A.

For the year ended December 31, 2017, total revenue significantly increased to $19.5 million compared with $2.4 million for the period from January 9, 2016 to December 31, 2016. The increase is largely attributed to the Company receiving a full year of cash flow from certain royalties purchased in 2016 and a number of cash flowing royalties purchased in 2017 as discussed above. Contribution to the Company’s total revenue of $19.5 million and Attributable Gold Equivalent ounces of 11,9651 for 2017 was as follows:

•                  La Colorada Gold Stream sales were $3.9 million, representing payable attributable production of 2,3471 ounces;

•                  Mt. Carlton Royalty revenue was $4.7 million, representing 2,8951 Attributable Gold Equivalent ounces;

•                  Beta Hunt (Gold and Nickel) Royalty revenue was $4.2 million, representing 2,5711 Attributable Gold Equivalent ounces;

•                  Vivien Royalty revenue was $2.7 million, representing 1,6831 Attributable Gold Equivalent ounces;

•                  San Jose Royalty revenue was $1.5 million, representing 8921 Attributable Gold Equivalent ounces;

•                  Florida Canyon Royalty revenue was $1.4 million, representing 8871 Attributable Gold Equivalent ounces;

•                  Karma Royalty revenue (acquired in the fourth quarter of 2017) was $0.6 million, representing 3561 Attributable Gold Equivalent ounces;

•                  Moose River Consolidated revenue of $0.4 million, representing 2341 Attributable Gold Equivalent ounces; and

•                  Silvertip and other Royalty revenue of $0.1 million, representing 1001 Attributable Gold Equivalent ounces.

6.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Statement of Income (Loss) and Comprehensive Income (Loss)
Gold Sales	$1,304	$891	$858	$806
Royalty revenue	5,790	3,714	3,119	3,041
Total revenue	7,094	4,605	3,977	3,847
Cash flow from operating activities	2,748	1,464	2,334	220
Net income	1,149	704	204	626
Basic income per share	0.01	0.00	0.00	0.00
Diluted income per share	$0.01	$0.00	$0.00	$0.00

Non-IFRS and Other Measures[1]
Attributable Gold Equivalent ounces sold	4,361	2,882	2,347	2,375
Average realized gold price per Attributable Gold Equivalent ounce	$1,627	$1,598	$1,695	$1,620
Average cash cost per Attributable Gold Equivalent ounce sold	151	160	187	178
Cash flow from operating activities, excluding changes in non-cash working capital	$5,264	$3,636	$2,597	$3,133

Statement of Financial Position
Total assets	$152,643	$148,896	$129,770	$126,879
Total non-current liabilities	$11,908	$11,902	$—	$—

1 Refer to section on non-IFRS and other measures of this MD&A.

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Statement of Income (Loss) and Comprehensive Income (Loss)
Gold Sales	$563	$451	$—	$—
Royalty revenue	831	504	—	—
Total revenue	1,394	955	—	—
Cash flow from (used in) operating activities	38	(252)	(104)	(37)
Net loss	(2,023)	(6,177)	(85)	(39)
Basic loss per share	(0.02)	(0.08)	(0.02)	(0.01)
Diluted loss per share	$(0.02)	$(0.08)	$(0.02)	$(0.01)

Non-IFRS and Other Measures[1]
Attributable Gold Equivalent ounces sold	853	551	—	—
Average realized gold price per Attributable Gold Equivalent ounce	$1,634	$1,734	$—	$—
Average cash cost per Attributable Gold Equivalent ounce sold	348	403	—	—
Cash flow used in operating activities, excluding changes in non-cash working capital	$(1,408)	$(368)	$(89)	$(67)

Statement of Financial Position
Total assets	$113,953	$60,296	$5,851	$2,342
Total non-current liabilities	$—	$—	$—	$—

Three Months Ended December 31, 2017 Compared to the Three Months Ended December 31, 2016

For the three months ended December 31, 2017, net income and cash flow from operations were $1.1 million and $2.7 million, respectively, compared with a net loss and cash flow from operations of $(2.0) million and $0.1 million for the comparable period in 2016. The significant increase in net income and cash flow was primarily attributable to the fact that the Company acquired a number of new paying Royalties in December 2016 and during the year ended December 31, 2017 as discussed above.

For the three months ended December 31, 2017, total revenue increased to $7.1 million compared to $1.4 million for the comparable period in 2016. This increase in total revenue directly increased the Company’s net income and cash flow from operations for the current quarter. Net income was partially offset by: depletion recorded for the attributable production received of $3.4 million and share based compensation of $0.4 million, while both net income and cash flow from operations were partially offset by an increase in cash general and administrative expenses of $0.4 million. The increase in share based compensation and general and administrative expenses was due to the increase in general and administrative and corporate development functions required to manage the Company’s growing portfolio of Gold Streams and Royalties.

For the three months ended December 31, 2017, total revenue of $7.1 million and Attributable Gold Equivalent ounces of 4,3611 were generated as follows:

•                  La Colorada Gold Stream sales were $1.3 million, representing payable attributable production of 7911 ounces of gold;

•                  Mt. Carlton Royalty revenue was $1.6 million, representing 9641 Attributable Gold Equivalent ounces ;

•                  Beta Hunt (Gold and Nickel) Royalty revenue was $1.6 million, representing 9541 Attributable Gold Equivalent ounces;

•                  Vivien Royalty revenue was $0.8 million, representing 4651 Attributable Gold Equivalent ounces;

•                  Karma Royalty revenue was $0.6 million, representing 3561 Attributable Gold Equivalent ounces;

•                  Florida Canyon Royalty revenue was $0.5 million, representing 3201 Attributable Gold Equivalent ounces;

1 Refer to section on non-IFRS and other measures of this MD&A.

•                  San Jose Royalty revenue was $0.4 million, representing 2661 Attributable Gold Equivalent ounces; and

•                  Moose River Consolidated and other Royalty revenue was $0.4 million, representing 2451 Attributable Gold Equivalent ounces.

Three Months Ended December 31, 2017 Compared to Other Quarters Presented

When comparing net income of $1.1 million and cash flow from operations of $2.7 million for the three months ended December 31, 2017 with net income (loss) and cash flow from (used in) operations for the other quarters presented, the following items impact the comparability of the current quarter versus previous quarters:

•                  The Company acquired a number additional cash flowing royalties in February, April and November of 2017, which contributed a full quarter of royalty income for the three months ended December 31, 2017;

•                  The Company incurred $1.8 million of transaction costs related to the acquisition of a portfolio of Royalties during the three months ended December 31, 2016, which included amongst other costs, $1.0 million in transfer duty on the purchase of certain Royalty interests;

•                  The Company recognized a onetime non-cash listing expense of $4.4 million associated with the reverse  takeover of MacMillan Minerals Inc. (“MacMillan”) during the three months ended September 30, 2016, which was the transaction which launched the Company in the Royalty and Streaming business in July 2016; and

•                  The Company acquired significant portfolios of Royalties during the three month periods ended September 30, 2016 and December 31, 2016 which have progressively increased the Company’s gold sales, royalty revenue, Attributable Gold Equivalent ounces and cash flow provided by operations.

Change in Total Assets

Total assets increased by $3.7 million from September 30, 2017 to December 31, 2017 primarily resulting from net income and cash flow from operations for the three months ended December 31, 2017.

Total assets increased by $19.1 million from June 30, 2017 to September 30, 2017 primarily resulting from the increase in cash and cash equivalents from the draw down on the Loan Facility, closing of the concurrent private placements with CEF and Pan American, and cash flow generated from operations, partially offset by depletion expense.

Total assets increased by $2.9 million from March 31, 2017 to June 30, 2017 primarily resulting from cash flow from operations, the acquisition of an additional Royalty, which was financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $12.9 million from December 31, 2016 to March 31, 2017 primarily resulting from the acquisition of additional Royalties, which were partially financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $53.7 million from September 30, 2016 to December 31, 2016 primarily resulting from the acquisition of a portfolio of Royalties, which were purchased by issuing common shares and warrants of the Company and the exercise of some warrants.

Total assets increased by $55.4 million from June 30, 2016 to September 30, 2016 primarily resulting from a reverse take-over transaction whereby the Company entered into a capital transaction and acquired a portfolio of Royalties, which were purchased by issuing common shares and warrants.

1 Refer to section on non-IFRS and other measures of this MD&A.

7.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Average realized gold price per Attributable Gold Equivalent Ounce, (ii) Average cash cost per attributable gold equivalent ounce, and (iii) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.                  The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and the gold ounces sold from the Company’s Gold Streams.

ii.               Average realized gold price per attributable ounce is calculated by dividing the Company’s total revenue by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per attributable ounce:

	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Total revenue	$7,094	$1,394	$19,523	$2,349

Divided by:
Total Attributable Gold Equivalent ounces sold	4,361	853	11,965	1,404
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce	$1,627	$1,634	$1,632	$1,673

iii.            Average cash cost per attributable ounce of gold is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other precious metal streaming and royalty companies in the sector who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per ounce basis:

	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Cost of sales, excluding depletion[1]	$660	$297	$1,982	$518

Cash cost of gold sales is comprised of:
Total cash cost of gold sold	$660	$297	$1,982	$518
Divided by:
Total Attributable Gold Equivalent ounces sold[1]	4,361	853	11,965	1,404
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce of gold	$151	$348	$166	$369

1 Cost of sales, excluding depletion, includes cash payments made for gold ounces associated with Gold Streams.

iv.           The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

8.              Liquidity and Capital Resources

As of December 31, 2017, the Company had cash and cash equivalents of $10.2 million (December 31, 2016: $12.8 million) and working capital of $14.1 million (December 31, 2016: $10.8 million). In addition, the Company has US$10.0 million undrawn under its Loan Facility.

Cash flow from operations

For the year ended December 31, 2017, cash flow from operations was $6.8 million, compared with $0.4 million of cash flow used in operations in the comparable period in 2016, with the increase primarily attributable to the Company’s growing portfolio of paying Royalties, as previously discussed in more detail.

Cash flow from operations for the current year ended December 31, 2017 included a $7.9 million reduction due to changes in non-cash working capital movements.  The net decrease in non-cash working capital movements was largely attributed to the decrease in accounts payable and accrued liability balances of $2.6 million from acquisition and transaction costs incurred and accrued at December 31, 2016, and subsequently paid during the year ended December 31, 2017, and an increase in accounts receivable of $5.1 million due to the increase in royalty revenue recognized during the year ended December 31, 2017.

It is expected that cash flow from operations will grow significantly in fiscal 2018, as the full revenues from the Company’s expanded Gold Stream and Royalty portfolio will start to be collected consistently.

Cash flow used in investing activities

During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $31.5 million, which was primarily the result of the acquisition of the Florida Canyon and Beta Hunt Royalties from RIF, the acquisition of the Karma royalty and partially offset from the proceeds of $1.0 million from the sale of the Jojoba NSR Royalty. During the year ended December 31, 2016, the Company did not have any significant cash outflows or inflows from investing activities.

Cash flow from financing activities

During the year ended December 31, 2017, the Company had cash flows from financing activities of $22.3 million from the drawdown of the Loan Facility and the closing of the concurrent private placement with CEF and Pan American. During the year ended December 31, 2016, the Company had cash flows from financing activities of $13.1 million from the issuance of common shares, the proceeds of subscription receipts received, and the exercise of warrants.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Gold Stream or Royalty interests, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Gold Streams, the Company has committed to purchase the following:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	US$	650
La Bolsa	5%	US$	450

The Company has a lease agreement for the use of its head office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.1 million in 2017 and $0.2 million annually from 2018 to 2022.

9.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

10.       Exploration and Evaluation Properties

The Company has no immediate plans for continued exploration activities and is focused on activities related to its strategy of being a Gold Stream and Royalty company. The Company will seek to maximize the value of the exploration properties it retained that were part of the exploration properties acquired from MacMillan during the reverse take-over transaction that launched the Company, by seeking to sell or option the properties to third parties in exchange for retained NSR’s or other consideration.

11.       Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

$(000’s)	Year ended December 31, 2017	For the period from January 9, 2016 to December 31, 2016
Salaries and benefits	$1,040	$702
Share-based compensation	756	534
Total compensation	$1,457	$1,236

The Company incurred $0.1 million (2016: $0.2 million) of costs from Pan American, a company that has significant influence over the Company, for the use of certain office space and related support services during the year ended December 31, 2017. Included in accounts payable and accrued liabilities at December 31, 2016 was $0.2 million owing to Pan American. The amount was unsecured, non-interest bearing, had no fixed terms of repayment and was repaid in 2017. During the year ended December 31, 2017, the company purchased $2.0 million (2016: $0.5 million) of gold from Pan American under its La Colorada Gold Stream agreement.

12.       Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in notes 2 and 4 of the 2017 annual consolidated financial statements.

New accounting standards issued but not yet effective

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company does not expect that the implementation of the new standard will have a material impact on the measurement of the Company’s reported financial instruments, however there may be changes to terminology used and information disclosed. The Company continues to evaluate its disclosure obligations under IFRS 9.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company has conducted a preliminary analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company does not expect that the implementation of the new standard will have a material impact on the Company’s reported financial results. The Company continues to evaluate its disclosure obligations under IFRS 15.

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

13.       Financial Instruments

The fair value of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and accounts receivable in the ordinary course of business. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At December 31, 2017, the Company has $2.1 million of accounts receivable amounts that were more than 90 days overdue, which were subsequently collected. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances.

Currency Risk

Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in Canadian or Australian dollars. The Company does not currently undertake currency hedging activities to mitigate its foreign currency risk. If the Canadian dollar and Australian dollar denominated monetary assets and liabilities had remained consistent throughout the period, a 10% strengthening (weakening) of the Canadian dollar and the Australian dollar against the United States dollar would have increased (decreased) the net income (loss) for the year ended December 31 by $1.0 million.

14.       Other

Capital Stock

As at April 25, 2018, the Company had 154,080,229 outstanding common shares, 5,049,803 outstanding share purchase options outstanding with a weighted average exercise price of CAD$0.94 and 26,500,000 outstanding share purchase warrants with a weighted average exercise price of US$1.04.

Risks and Uncertainties

At the present time, the Company does not hold any interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices, by the relationship of such prices to the costs of acquiring Gold Streams or Royalties, and the contractual understanding and ongoing payment obligations under the Company’s Gold Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

Internal Control Over Financial Reporting

Venture issuers, as defined in National Instrument 52-109 (“NI 52-109”), are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that there are inherent limitations on the ability of the Company’s certifying officers to design and implement internal controls over financial reporting and disclosure controls and procedures on a cost effective basis.

Forward-Looking Statements

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward looking information that is included herein, except in accordance with applicable securities laws. Please refer to the “Risks Related to Maverix’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities. Additional information about Maverix and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.